Filed pursuant to Rule 433

Registration Statement No. 333-140400

February 7, 2007

Issuer Free Writing Prospectus

Dated February 7, 2007

$550,000,000

7 1/2% Senior Subordinated Notes due 2017

This free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus supplement, dated February 2, 2007, relating to the securities offered thereby.

Jarden Corporation is offering $550,000,000 of our 7 1/2% Senior Subordinated Notes due 2017 (the “Notes”) under an effective shelf registration statement on file with the Securities and Exchange Commission as described in our preliminary prospectus supplement dated February 2, 2007 relating to the offering.

In connection with the pricing of the Notes, Jarden increased the aggregate principal amount of the Notes being offered from $400,000,000 to $550,000,000. This free writing prospectus includes the following information, which supplements or otherwise supersedes the corresponding parts of the preliminary prospectus supplement, a pricing term sheet setting forth the terms of the Notes.

You should read this free writing prospectus together with the preliminary prospectus supplement.

Jarden Corporation has filed a registration statement (including a prospectus and preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and the prospectus in that registration statement and other documents the company has filed with the SEC for more complete information about the company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Jarden Corporation, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Jarden at (914) 967-9400.

Joint Book-Running Managers

LEHMAN BROTHERS		CITIGROUP

Senior Co-Managers

GOLDMAN SACHS & CO.	CIBC WORLD MARKETS	ABN AMRO INCORPORATED

Co-Managers

BNY CAPITAL MARKETS, INC.		NATCITY INVESTMENTS, INC.
SUNTRUST ROBINSON HUMPHREY		WACHOVIA SECURITIES

Pricing Term Sheet

7 1/2% Senior Subordinated Notes due 2017

Issuer	Jarden Corporation

Issue	Senior Subordinated Notes

Maturity	May 1, 2017

Amount	$550,000,000

Coupon	7 1/2%

Price	100.00%

Yield to Maturity	7 1/2%

Spread to Treasury	276 basis points

Interest Payment Dates	May 1 and November 1, commencing May 1, 2007

Call Feature

At any time prior to May 1, 2012 by paying a specified make-whole premium. On or after May 1, 2012, callable beginning on of the years indicated below:

2012 at 103.75%

2013 at 102.50%

2014 at 101.25%

2015 and thereafter at 100.00%

Equity Clawback	Prior to May 1, 2010, the Company may redeem up to 35% of the Notes with the proceeds of equity offerings at 107.5%

Change of Control Put Price	101%

Trade Date	February 7, 2007

Settlement Date	February 13, 2007 (T+4)

Ratings	B3/B-

Underwriting discount and commission	2.0%

Proceeds (before expenses) to Jarden	$539,000,000

Book-Running Managers	Lehman Brothers, Citigroup

Co-Managers	Goldman, Sachs & Co., CIBC World Markets, ABN AMRO Incorporated, BNY Capital Markets, Inc., NatCity Investments, Inc., SunTrust Robinson Humphrey, Wachovia Securities

CUSIP	471109AB4

Additional Disclosures

Certain of the Underwriters and their related entities have engaged and may engage in various financial advisory, commercial banking and investment banking transactions with Jarden in the ordinary course of their business, for which they have received, or will receive, customary compensation and expenses. Affiliates of certain of the underwriters are lenders and agents under and have received fees in connection with our existing senior secured credit facility. Affiliates of certain of the Underwriters are lenders under and have received fees in connection with our existing accounts receivable securitization facility. In addition, Lehman Brothers Inc. is serving as the dealer manager in connection with our tender offer to purchase our 9 3/4% Senior Subordinated Notes due 2012 for which it will receive expense reimbursement. The Bank of New York serves as the trustee under the indenture governing our 9 3/4% Senior Subordinated Notes due 2012 and will serve as trustee under the indenture governing the notes offered pursuant to the Underwriting Agreement for which it receives and will receive customary fees and expense reimbursement. The Bank of New York is also serving as the tender agent in connection with our tender offer to purchase our 9 3/4% Senior Subordinated Notes due 2012 for which it will receive customary fees and expense reimbursement.

For the twelve months ended September 30, 2006, after giving pro forma effect to the offering of the Notes and the use of proceeds therefrom and the equity offering we completed in November 2006, our net interest expense would have been approximately $102 million.

As a result of the upsize, our as adjusted cash and cash equivalents will be $230 million and our total debt will be $1,674 million.

Disclosures set forth throughout the preliminary prospectus supplement are updated to reflect (i) the increase in the size of the offering from an aggregate principal amount of Notes of $400,000,000 to $550,000,000 and (ii) the actual interest rates of the Notes instead of an assumed interest rate.

3